LICENSE AGREEMENT

THIS LICENSE AGREEMENT effective as of this 26th day of July 2006 by and between SkyLynx Communications, Inc. (“SKYC”), a Delaware corporation, and Innovative Concepts & Mfg. Co., Inc.  (“ICMCI”), a Florida corporation, "LICENSEE."

RECITALS

WHEREAS, SKYC owns, either alone or jointly with others, and otherwise has the right to utilize and license certain intellectual property and related technology and documentation herein below more fully described; and

WHEREAS, LICENSEE desires to obtain a license to utilize SKYC's current products, service and technology and such patents, copyrights and other improvements hereafter developed with respect to existing products, services and technology utilized by SKYC, upon the terms and conditions herein below set forth; and

NOW, THEREFORE, in consideration of these premises and of the mutual covenants and agreements hereinafter set forth, SKYC and LICENSEE hereby agree as follows:

SECTION 1:

DEFINITIONS

1.1

"Product" or "Products" and "Service” or "Services" shall mean any application or implementation of the FM Data Network utilized by SKYC and known as the “Licensed Rights.”

1.2.

"Licensed Patents" means any patents that may issue from the Licensed Technology of SKYC and any patents which may issue from any divisional, continuation, reissue or substitute application based thereon.

1.3.

"Licensed Copyrights" means any and all copyrights which SKYC has or may acquire with respect to the Licensed Technology, including, without limitation, any and all user interface computer programs, whether or not published or copyrighted, together with all associated or related user manuals and documentation, as well as any copyrights which may arise from future original works of authorship which are a continuation of, or derivation from, the Licensed Technology and Licensed Copyrights.

1.4

"Licensed Technology" means any trade secret, intellectual property, confidential information, patents, know-how and inventions related in any manner to any portion or  phase of any scientific or technical information, designs, including circuit designs, process, procedure, formula, improvement or other information related thereto, as well as practices and methods of combining components in the design and operation of network systems, together with all related end-user documentation, developed and owned by SKYC and underlying, incorporated into or related to the technology developed by SKYC and used in connection with the products or services ("Area of Interest"), including all components and applications thereof, which SKYC owns, licenses and/or controls through itself or jointly with others, including, without limitation, the technology and know-how described on Exhibit A hereto.  All documentation pertaining to the Licensed Technology, including, without limitation, software source code, shall be placed in escrow with a mutually agreeable third party to be made available to LICENSEE in the event SKYC fails to perform under this License and related agreements, pursuant to an Escrow Agreement substantially in the form of Exhibit B hereto.

1.5

"Future Improvements" means any and all inventions and improvements in processes, designs, and applications relative to the articles falling within the scope of the Licensed Patents and Licensed Technology, made, devised or discovered by SKYC or by LICENSEE, either alone or jointly with others as related to present Products.

1.6

"Licensed Rights" shall mean the Licensed Patents, Licensed Copyrights, Licensed Technology and Future Improvements.

1.7

"Territory" shall mean the geographical area of North America, including, without limitation, all of the states and territories of the United States of America.

SECTION 2:

LICENSE GRANT

2.1

Subject to the conditions set forth in this Agreement, the SKYC hereby grants to the LICENSEE a license to the Licensed Rights to put into use and commercially exploit the Licensed Rights and to market and distribute Products and Services, implementing or utilizing the Licensed Rights within.

2.2.

SKYC hereby agrees to extend the License Agreement to include any and all future patents and patent applications, copyrights, computer programs, inventions, improvements and discoveries relative to the articles falling within the scope of the License granted in Section 2.1 above.

2.3.

SKYC hereby agrees to extend the License Agreement to include any and all patents or copyrights on Future Improvements made, devised or developed by SKYC or under the direction or supervision of LICENSEE.

2.4

SKYC and LICENSEE agree that it is their intent that the License Rights granted to LICENSEE pursuant to this Section 2 shall be deemed the license of "intellectual property" within the meaning of 11 U.S.C. §365(n) of the United States Code.

SECTION 3:

TRADEMARKS AND SERVICEMARKS

3.1.

During the term of this License, LICENSEE shall have the right to make, devise and develop for use in connection with the commercial sale or exploitation of Products or Services such additional Trademarks or Servicemarks, as LICENSEE may desire.  Any and all Trademarks or Servicemarks developed by LICENSEE for use in connection with the sale of Products or Services shall be and remain the sole, exclusive and separate property of LICENSEE, free of any claim of SKYC, and LICENSEE shall have the sole right to apply to and obtain registrations of such marks.  LICENSEE shall be under no obligation to utilize the Trademarks or Servicemarks of SKYC hereunder.

3.2

LICENSEE acknowledges that SKYC is the sole and exclusive owner of the Marks and all registrations granted thereon, together with all goodwill associated therewith, and LICENSEE agrees that it is not acquiring any right, title or interest in and to the Marks other than the right to use the Marks in accordance with this License Agreement.  LICENSEE agrees that it will not collaterally attack SKYC's claim to the Marks or the validity of this License of the Marks.

SECTION 4:

USE OF LICENSED PATENTS, COPYRIGHTS, TECHNOLOGY AND FUTURE IMPROVEMENTS

4.1

As between the parties, LICENSEE shall be responsible for the determination of its marketing and distribution of Products and/or Services exploiting the Licensed Rights. LICENSEE shall likewise be solely and exclusively responsible for any and all costs, obligations, liabilities and debts that may be created or incurred in connection with its use or other exploitation of the Licensed Rights.  LICENSEE agrees to indemnify and hold harmless SKYC from any and all liability with respect to such obligations and expenses incurred by LICENSEE.

4.2

Nothing in this License Agreement shall be construed to prevent SKYC from sublicensing the Licensed Rights to any other person or entity or to grant any such person or entity the right to use the Licensed Rights in any manner not inconsistent with the rights of LICENSEE hereunder.

4.3

LICENSEE may utilize the Licensed Rights in the form and with the content that they now possess or which in the future they may possess.  LICENSEE shall have the right to make substantive or formal modifications in any of the Licensed Rights or their related Products or Services; and all rights underlying such modifications shall be the sole property of LICENSEE.

SECTION 5:

FUTURE ENHANCEMENTS AND DEVELOPMENTS

4.1

Rights to Future Improvements

4.1.1.

During the term of this Agreement, any and all Future Improvements, whether made by SKYC or LICENSEE, on existing Products or Service related to the Licensed Rights developed, designed, made or devised by SKYC with respect to the Licensed Rights shall remain the sole, exclusive and separate property of SKYC, but shall be deemed subject to the License hereby granted.

4.1.2.

During the term of this Agreement, any and all inventions, discoveries, devices, designs, apparatus, practices, methods, processes or products (hereafter individually or collectively the "Inventions") otherwise not included in the Licensed Rights, whether or not patentable or copyrightable, made, developed, perfected, devised, conceived, either solely or jointly with others, by SKYC or LICENSEE within the Area of Interest, shall be deemed subject to the License hereby granted.  The terms and conditions that such Inventions shall be made available to LICENSEE hereunder shall be subject to the provisions of Section 4 hereof.

SECTION 7.

LICENSE FEE AND ROYALTIES

7.1

Royalty.

7.1.1

Royalties on Sales.  The LICENSEE shall pay to SKYC for the Licensed Rights a royalty equal to five percent (5%) of LICENSEE's net sales, as defined in Section

7.1.2 below for the term of the License for any products or services covered under this License Agreement.

7.1.2

Net Sales Defined.  The "Net Sales," on which the above-described royalty is based, shall mean the gross sales by LICENSEE of all Products and Services, directly or indirectly, (including, but not limited to, LICENSEE's subsidiaries, affiliates and any other corporations, partnerships or business entities in which LICENSEE has a controlling ownership interest), less discounts, freight, commissions, returns and uncollected accounts.

7.1.3

Royalty Payments.  The royalty payments payable pursuant to Section 7.1.1 of this Agreement shall be computed on a quarterly basis, commencing with the end of the first fiscal quarter subsequent to the Effective Date.  Payment shall be due to SKYC forty-five (45) days following the end of each quarter, subject to credit for any prepayments provided for herein.

7.1.4

Royalty Reports. LICENSEE agrees to furnish to SKYC concurrently with the delivery of each royalty payment due hereunder a Royalty Report filed by a responsible individual or corporate officer showing in detail the amount of royalty payable hereunder with respect to such preceding calendar quarter and such reasonable supporting information as SKYC shall request.

7.1.5

Records. LICENSEE shall keep and maintain, in accordance with generally accepted accounting principles, full, clear and accurate books, records and accounts in sufficient detail from which the royalties payable to SKYC are determined so that the information required by SKYC can be readily ascertained pursuant to the terms of this Agreement. LICENSEE shall have one or more specific account or account numbers, as required, dedicated to matters relating to the royalties due hereunder.  LICENSEE shall permit an independent auditor selected and acceptable to SKYC and LICENSEE, the approval of which may not unreasonably withheld, to examine said books, records and accounts on reasonable notice during regular business hours for the purpose of determining the royalties payable to SKYC pursuant to the terms of this Agreement; provided, however, that such examinations shall be conducted no more often than once for each fiscal year period and shall be conducted, if at all, within sixty (60) days following the completion of each such fiscal year. LICENSEE shall not be required to keep such accounts, books and records after acceptance by SKYC of an audit of the same.  Should any audit by SKYC determine a discrepancy of five percent (5%) or more in LICENSEE's favor, then LICENSEE shall be required to repay SKYC for the cost of such audit, and in any event, to immediately pay such discrepancy or otherwise be deemed in default hereunder.

7.1.6

Sales.  For the purposes of this Agreement, a sale shall be deemed to have occurred upon collection by LICENSEE of all or any portion of an invoice issued for product sold and delivered in the ordinary course of business.

SECTION 8:

TERM AND TERMINATION

8.1

The license granted to LICENSEE hereunder shall be for a period of fifteen  (15) years, commencing from the date of this Agreement’s execution.

8.2

In the event SKYC shall default under any provision of this License Agreement, which default shall remain uncured after sixty (60) days written notice from LICENSEE, LICENSEE may, at its sole option, terminate this License Agreement.  If this License Agreement is terminated due to SKYC's uncured default, LICENSEE's obligation to pay royalties shall immediately cease and LICENSEE shall have no further obligation to make any further payments of royalties following the termination date.  Notwithstanding any such termination, however, LICENSEE shall have the right to continue to exercise all of the Licensed Rights granted hereunder by LICENSEE prior to the date of termination shall remain in full force and effect notwithstanding such termination.

8.3

 In the event a court of competent jurisdiction enters a final order against SKYC (i) terminating this License Agreement for any reason, (ii) determining that this License Agreement is null, void or unenforceable for any reason or (iii) approving the rejection of this License Agreement under applicable provisions of the United States Bankruptcy Code (hereafter collectively "Involuntary Termination Event"), then and in such event all sums paid by LICENSEE to SKYC under Section 7 of this License Agreement shall be deemed to constitute its Obligations and such event shall cause the release of documentation held in escrow.

8.4

In the event a court of competent jurisdiction enters a final order against LICENSEE (i) terminating this License Agreement for any reason, (ii) determining that this License Agreement is null, void or unenforceable for any reason or (iii) approving the rejection of this License Agreement under applicable provisions of the United States Bankruptcy Code (hereafter collectively "Involuntary Termination Event"), then SKYC shall have the full rights, without cost, to all LICENSEE’s intellectual property, which was based on the SKYC’s technology, covered by this License Agreement.

8.5

SKYC may terminate this License Agreement in the event the LICENSEE directly competes against the SKYC in any market or for any particular customer or business after receiving written notice by SKYC.

SECTION 9:

PROPRIETARY RIGHTS OF SKYC

LICENSEE recognizes and agrees that the Licensed Patents, Licensed Copyrights and Licensed Technology, including any documentation, is subject to proprietary rights of SKYC and that SKYC retains, all such proprietary rights, which include trade secret, copyright, inchoate patent and patent, and any other form of proprietary right, and that these proprietary rights of SKYC are protected by civil and criminal law, are very valuable to SKYC, and that the use and disclosure of the Licensed Technology must be carefully and continuously controlled by LICENSEE.  LICENSEE shall keep each and every item of the Licensed Technology free and clear of any claims, liens and encumbrances except the ownership rights of SKYC; and any act of LICENSEE, voluntary or involuntary, purporting to create a claim, lien or encumbrance on any item of the Licensed Technology shall be void.

SECTION 10:

DELIVERABLES AND USE

10.1

Simultaneously with the execution and delivery of this License Agreement, SKYC shall deliver to LICENSEE (i) in object code form, all computer software programs included within the Licensed Rights and (ii) all written documentation related to the Licensed Rights including, without limitation, all user manuals and programmer notes, engineering, drawings, designs, specifications, and the like, in such form as will describe the Licensed Rights, as well as its functions and use, and in sufficient form as will permit LICENSEE to manufacture, use, upgrade, modify and enhance same as provided for in this License Agreement.

SECTION 11:

WARRANTY AND COVENANTS

11.1.

LICENSEE warrants and represents that the execution and delivery of this License Agreement by LICENSEE will not and do not (i) contravene LICENSEE's Articles or Certificate of Incorporation or Bylaws, or any law or any contractual restriction binding upon or affecting the LICENSEE; or (ii) violate or contravene any rights of any creditors or lien holders respecting LICENSEE or LICENSEE's assets; or (iii) violate any other provision of any law, rule, regulation or determination of any governmental authority or conflict with, or result in the breach of, or constitute a default under, any agreement or other instrument or contractual obligation to which the LICENSEE is a party or by which it or any of its property may be bound or affected.  Upon its execution and delivery herein, this Agreement shall be and constitute the legal, valid and binding obligation of the LICENSEE and shall be enforceable against LICENSEE in accordance with its terms and conditions.

11.2.

SKYC warrants and represents that the execution and delivery of this License Agreement by SKYC will not and do not (i) contravene SKYC 's Articles or Certificate of Incorporation or Bylaws, or any law or any contractual restriction binding upon or affecting SKYC; or (ii) violate or contravene any rights of any creditors or lien holders respecting SKYC or SKYC 's assets; or (iii) violate any other provision of any law, rule, regulation or determination of any governmental authority or conflict with, or result in the breach of, or constitute a default under, any agreement or other instrument or contractual obligation to which the SKYC is a party or by which it or any of its property may be bound or affected.  Upon its execution and delivery herein, this Agreement shall be and constitute the legal, valid and binding obligation of the SKYC and shall be enforceable against SKYC in accordance with its terms and conditions.

11.3.

SKYC warrants and represents that the Licensed Rights hereby licensed do not infringe upon or violate any patent, copyright, trade secret or any other proprietary right of any third party.  SKYC further warrants and represents that it is not aware of any fraud or misrepresentation, or any other illegal act, used or employed in the development of the Licensed Rights or in the proceedings for or to obtain the issuance of any Licensed Patents hereunder.

11.4.

With the rights granted in this License Agreement, LICENSEE will possess such rights as are or will be necessary in order for LICENSEE to manufacture and deploy Products, Services without conflicting with or infringing upon any tangible or intangible property rights of any third party.  The activities contemplated by this Agreement do not and will not infringe upon and no one has asserted to SKYC that such activities conflict with or infringe upon, any intangible property rights owned, possessed or used by any third party which are of the same kind as the Licensed Patents, Future Improvements and Licensed Technology.

11.5.

At LICENSEE's request and expense, SKYC covenants that it shall take all actions reasonably necessary to maintain any Licensed Patents, Licensed Copyrights, Future Improvements and Licensed Technology.

SECTION 12:

INFORMATION AND CONSULTATION

12.1.

SKYC and LICENSEE agree to cooperate with each other by providing such documentation and technical support as required to support the obligations under this

Agreement. Neither party shall be required to provide support or documentation that would normally be considered as a cost of sales.

SECTION 13:

MAINTENANCE AND SUPPORT

13.1

LICENSEE shall have the exclusive right and duty to maintain and support all Products and Services developed and sold by LICENSEE throughout the term of this License Agreement.  LICENSEE shall have the right to negotiate and enter into such maintenance and support agreements with its customers as LICENSEE may, in its sole and absolute discretion, deem reasonable or desirable.  Any and all support or maintenance fees charged or collected by LICENSEE shall be the sole and exclusive property of LICENSEE, free of any claim, entitlement or royalty to SKYC.

SECTION 14:

DEFENSIVE RIGHTS OF LICENSEE

14.1.

In the event of institution of any suit against LICENSEE alleging infringement of any patent of a third party by reason of the use of the Products and Licensed Technology, SKYC agrees, upon written request of LICENSEE made after institution thereof,

14.1.1.

To undertake and diligently conduct, at SKYC expense, defense of such suit, and

14.1.2.

To hold LICENSEE harmless against any judgment or award of damages which result therefrom.

14.2.

LICENSEE shall render all reasonable assistance to SKYC in connection with any suit to be defended by SKYC under this Section 14 and shall have the right to be represented therein by advisory counsel of its own choice and at its own expense.  SKYC shall have full control of the defense of any such suit, but shall not be free to settle the same without the consent of LICENSEE if by settlement, LICENSEE would be obligated to make payments, or if the settlement would impair LICENSEE's ability to continue operations.

SECTION 15:

INDEMNIFICATION AND REMEDIES FOR BREACH

15.1.

Indemnification by SKYC.

15.1.1.

SKYC shall indemnify and hold LICENSEE harmless against and in respect of any damage, loss, liability, cost or expense, including reasonable attorneys' fees, resulting or arising from or incurred in connection with:

(i)

any misrepresentation, breach of warranty, or failure to fulfill its obligations or nonperformance of any agreement on the part of SKYC under this License Agreement, or any misrepresentation or omission from any exhibit, schedule, list, certificate or other instrument furnished or to be furnished by them under this Agreement;

(ii)

any and all liabilities of SKYC of any nature whatsoever, whether accrued, absolute, contingent or otherwise and whether known or unknown, except to the extent disclosed to LICENSEE or except to the extent that any such liability arises from LICENSEE's failure to perform or discharge, when due, LICENSEE's future obligations;

(iii)

any and all actions, suits, proceedings, damages, assessments, judgments, costs or expenses incident to any of the foregoing.

15.1.2.

Within five (5) days after the receipt by LICENSEE of notice of any claim asserted by a third party that may give rise to SKYC 's liability to LICENSEE under this section, LICENSEE shall give to SKYC written notice of such claim and SKYC shall be entitled to participate at its own expense in the defense of any such claim.  SKYC shall not pay, acknowledge, compromise or settle any such claim without the written consent of LICENSEE, which consent shall not be unreasonably withheld.

15.2.

Indemnification by LICENSEE.

15.2.1.

LICENSEE shall indemnify and hold SKYC harmless against and in respect of any damage, loss, liability, cost or expense, including reasonable attorneys' fees, resulting or arising from or incurred in connection with:

(i)

any misrepresentation, breach of warranty, or failure to fulfill its obligations or nonperformance of any agreement on the part of LICENSEE under this Agreement, or any misrepresentation or omission from any exhibit, schedule, list, certificate or other instrument furnished or to be furnished by it under this Agreement;

(ii)

any and all liabilities of LICENSEE of any nature whatsoever, whether accrued, absolute, contingent or otherwise and whether known or unknown, except to the extent that any such liability arises from Licensee’s failure to perform or discharge, when due, SKYC's future obligations;

(iii)

any actions, suits, proceedings, damages, assessments, judgments, costs or expenses incident to any of the foregoing.

15.2.2.

Within five (5) days after the receipt by SKYC of notice of any claim asserted by a third party that may give rise to LICENSEE's liability to SKYC under this section, SKYC shall give to LICENSEE written notice of such claim and LICENSEE shall be entitled to participate at its own expense in the defense of any such claim.  LICENSEE shall not pay, acknowledge, compromise or settle any such claim without the written consent of SKYC, which consent shall not be unreasonably withheld.

15.3.

Determination of Damages and Related Matters.

15.3.1.

Upon the occurrence of any event which would give rise to a claim by LICENSEE against, or to a right of defense or indemnity by SKYC pursuant to this License, or in the event that any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the SKYC may become obligated to LICENSEE hereunder, LICENSEE shall give notice to SKYC of the occurrence of such event LICENSEE, without further notice, may set off or apply against all amounts due SKYC, or their affiliates, the full amount for which indemnification hereunder is provided.  SKYC shall have the right, but not the obligation, to participate, at their own expense, in the defense thereof by counsel of their choice.

15.3.2.

As LICENSEE incurs expenses for which indemnification hereunder is provided and after any final judgment or award shall have been rendered by a court, arbitration board of administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, LICENSEE shall forward to SKYC notice of any sums due and owing by them pursuant to this Agreement with respect to such matter and they shall be required to pay all of the sums so due and owing to LICENSEE by certified or bank cashier's check within ten (10) days of such notice.

15.3.3.

Upon the occurrence of any event which would give rise to a claim by SKYC against, or to a right of defense or indemnity by, the LICENSEE pursuant to this License, or in the event that any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the LICENSEE may become obligated to SKYC hereunder, SKYC shall give notice to the LICENSEE of the occurrence of such event and SKYC, without further notice, may set off or apply against all amounts due the LICENSEE, or their affiliates, the full amount for which indemnification hereunder is provided.  The LICENSEE shall have the right, but not the obligation, to participate, at their own expense, in the defense thereof by counsel of their choice.

15.3.4.

As SKYC incurs expenses for which indemnification hereunder is provided and after any final judgment or award shall have been rendered by a court, arbitration board of administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, SKYC shall forward to the LICENSEE notice of any sums due and owing by them pursuant to this Agreement with respect to such matter and they shall be required to pay all of the sums so due and owing to SKYC by certified or bank cashier's check within ten (10) days of such notice.

SECTION 16:

MISCELLANEOUS

16.1.

Payment of Expenses of Prevailing Party in Dispute.  Unless otherwise specifically provided for herein, in the event of a dispute concerning this Agreement, including, without limitation, the issue of compliance with any term of this Agreement, the court may in its discretion, direct that the prevailing party shall be entitled to reimbursement from the other party of reasonable attorneys' fees and other expenses incurred in resolving the said dispute.

16.2.

Survival and Incorporation of Representations.  The representations, warranties, covenants and agreements made herein or in any certificates or documents executed in connection herewith, BY EITHER PARTY TO THIS AGREEMENT, shall survive the execution and delivery thereof, and all statements contained in any certificate or other document delivered by EITHER PARTY hereunder or in connection herewith shall be deemed to constitute representations and warranties made by SAID PARTY in this Agreement.

16.3.

Incorporation by Reference.  All appendices to this Agreement and all documents delivered pursuant to or referred to in this Agreement are hereby incorporated by reference and made a part hereof.

16.4.

Parties in Interest.  All covenants, agreements, representations, warranties and undertakings contained in this Agreement by and on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether or not so expressed.

16.5.

Amendments and Waivers.  This Agreement may not be amended, nor may compliance with any term, covenant, agreement, condition or provision set forth herein be waived (either generally or in a particular instance and either retroactively or prospectively) unless such amendment or waiver is agreed to in writing and signed by all parties hereto.

16.6.

Waiver.  No waiver of any breach of any one of the agreements, terms, conditions, or covenants of this Agreement by any of the parties hereto shall be deemed to imply or constitute a waiver of any other agreement, term, condition, or covenant of this Agreement. The failure of either party to insist on strict performance of any agreement, term, condition, or covenant, herein set forth, shall not constitute or be construed as a waiver of the rights of either or the other thereafter to enforce any other default of such agreement, term, condition, or covenant; neither shall such failure to insist upon strict performance be deemed sufficient grounds to enable either party hereto to forego or subvert or otherwise disregard any other agreement, term, condition, or covenant of this Agreement.

16.7.

Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Florida.

16.8.

Notices.  All notices required or permitted hereunder shall be sufficient if delivered personally or mailed to the parties at the address set forth below or at such other address as either party may designate in writing from time to time.  Any notice by mailing shall be effective 48 hours after it has been deposited in the United States certified mail, return receipt requested, duly addressed and with postage prepaid.

SKYC:

SkyLynx Communications, Inc.

1528 Stickney Point Road

Sarasota, FL 34231

LICENSEE:

Innovative Concepts & Mfg. Co., Inc.

P.O. Box 2950

Brandon, FL 33509-2950

16.9.

Counterparts.  This Agreement may be executed by telex, telecopy or other facsimile transmission, and such facsimile transmission shall be valid and binding to the same extent as if it were an original.  Further, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together constitute one agreement.

16.10.

Captions.  The caption and heading of various sections and paragraphs of this Agreement are for convenience only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

16.11.

Severability.  In the event a conflict between any provision of this Agreement and any statute, law, regulation or judicial precedent arises, the latter shall prevail, but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law.  In the event that any part, section, paragraph or clause of this Agreement shall be held by a court of proper jurisdiction to be invalid or unenforceable, the entire Agreement shall not fail on account thereof, but the balance of the Agreement shall continue in full force and effect unless such construction would clearly be contrary to the intention of the parties or would result in unconscionable injustice.

16.12.

Execution of Documents.  The parties hereto agree to execute and deliver any and all other documents necessary and convenient to effectuate the license granted hereby, and both parties, as further inducement, represent that they have the authority to enter into this Agreement and to make the foregoing commitments.

16.13.

Time.  Time is of the essence of this Agreement and each of its provisions.

16.14.

Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof.  There are no representations, warranties, conditions, or obligations except as herein specifically provided.  Any amendment or modification hereof must be in writing.

16.15.

Assignment.  This License Agreement and the rights granted to LICENSEE hereunder shall be assignable by LICENSEE without the consent of SKYC, EXCEPT TO A DIRECT COMPETITOR OF SKYC.  SKYC may assign its rights under this Agreement in the event SKYC should sell, transfer or otherwise dispose of the Licensed Rights.

IN WITNESS WHEREOF, the parties have signed the Agreement the date and year first above written.

SKYC:

SKYLYNX COMMUNICATIONS, INC, a Delaware corporation

By:/s/  K. Bryan Shobe

      K. Bryan Shobe, Chief Executive Officer

LICENSEE:

INNOVATIVE CONCEPTS & MFG. CO., INC.

a Florida corporation

By:/s/  Steven D. Smith

      Steven D. Smith, Chief Executive Officer

EXHIBIT

Contracts, Agreements, Arrangements

ADDENDUM 1

This is Addendum 1 to that certain License Agreement by and between SkyLynx Communications, Inc., (“SKYC”), and Innovative Concepts Manufacturing & Co., Inc., (“LICENSEE”).  Except as modified by this addendum 1, the License Agreement of even date shall remain in full force and effect.  Said License Agreement is hereby modified as follows:

16.16  .  As a condition precedent to this License Agreement vesting in LICENSEE, the LICENSEE shall have obtained a release of liability from Rural Metro, an ambulance operator who is under contract with SKYC in certain locations, and in return substituted LICENSEE in the place and stead of SKYC as to said contracts.

SkyLynx Communications, Inc.

By:  /s/ K. Bryan Shobe

      K. Bryan Shobe, as CEO

Innovative Concepts & Manufacturing Co., Inc.

By:/s/ Steven D. Smith

       Steven D. Smith, as President